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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2021

Washington, DC

SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (312) 381-9523
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian P. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

2/17/21

Notary Public

JOSEPH KOLTZ
Official Seal
Notary Public – State of Illinois
My Commission Expires Aug 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities LLC

Statement of Financial Condition

December 31, 2020

Contents

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Aon Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aon Securities LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

February 24, 2021

Aon Securities LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash and cash equivalents (of which, $100,000 is considered restricted cash)	$ 11,239,445
Demand note receivable from affiliate	256,529,254
Receivable from customers	1,464,579
Prepaid expenses	212,950
Interest receivable	238
Total assets	$ 269,446,466
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 613,216
Accounts payable and accrued expenses	10,851
Total liabilities	624,067
Total member's equity	268,822,399
Total liabilities and member's equity	$ 269,446,466

See notes to financial statements.

Aon Securities LLC

Notes to Statement of Financial Condition

December 31, 2020

1. Organization and Operations

Aon Securities LLC (the Company), a Delaware limited liability company, is a registered broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the Ontario Securities Commission, the Municipal Securities Regulatory Board, and is otherwise registered or licensed as a broker- dealer in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the United States Virgin Islands. The Company is also a registered introducing broker, swap firm, commodity pool operator, and commodity trading adviser with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association.

The Company is owned by Aon Group, Inc. with 95% of that ownership on a direct basis and 5% indirectly through AS Holdings Inc., a Delaware corporation, which itself is wholly owned by Aon Group Inc. Aon Group Inc. is a direct wholly owned subsidiary of Aon Corporation which, in turn, is an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent).

The Company's capital market activities include structuring, underwriting, and/or participating in selling groups, for offerings of insurance linked securities, primarily catastrophe bonds; and financial advisory services.

The Company's broker-dealer activities include selling variable products, distribution of affiliated funds to institutional and accredited investors, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC (Pershing). On July 24, 2020, the clearing and carrying agreement with Raymond James & Associates, Inc. (Raymond James) was terminated. Prior to the termination, Raymond James had been the clearing broker for certain insurance commission transactions.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value. At December 31, 2020, the Company had $100,000 of restricted cash on deposit with Pershing that is included in its cash and cash equivalents balance. This balance relates to the minimum amount held by this clearing broker pursuant to the contract the Company has with the firm.

Receivable from customers

Receivable from customers is reported net of allowance for uncollectible accounts. The Company has a general reserve policy to require a minimum reserve of 0.25% on the receivable from customers balances that are aged less than 365 days. At December 31, 2020, the allowance for uncollectible accounts balance was $3,405 based on the Company's general reserve policy.

Prepaid expenses

Prepaid expenses include amounts advanced to FINRA for the Company's 2021 annual renewal assessment as well as other regulatory invoices for which the Company is periodically assessed.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

2. Significant Accounting Policies (continued)

Segment Information

The Company operates as one segment that includes all of its capital market and broker-dealer activities. The Company's reportable operating segment has been determined using a management approach. In concert with other relevant information available, the Chief Operating Decision Maker (the "CODM") assesses the performance of the Company and allocates resources based on this one segment.

Based on the structure or duration of any particular insurance linked security engagement that is offered in a given year, the Company would not necessarily expect or financially depend on recurring revenue from the exact same customers each year. In 2020, the Company earned an underwriting fee from a single customer which exceeded 10% of its overall revenues, thereby constituting this party as a major customer for this reporting period. The Company does not believe that it is dependent on any single customer nor does it conclude that the absence of revenue from any single customer would have a material adverse effect on its financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued a new accounting standard on the measurement of credit losses on financial instruments. The new standard replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. An entity will apply the new standard through a cumulative-effect adjustment, where necessary, to retained earnings as of the beginning of the first reporting period in which the standard is effective. The new standard is effective for the Company in the first quarter of 2020. The Company has executed a comprehensive approach to assess the impact of the new accounting standard. Further, control activities and operational processes have been designed and are being implemented to ensure compliance with the new standard. The Company will adopt this standard on January 1, 2020 using a modified retrospective adoption approach. Under this approach the cumulative effect of initially applying the new standard would have been recognized as a decrease to retained earnings as of January 1, 2020. This standard does not have a material effect on the Company's reported financial statements.

3. Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC Topic 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2020, investments in money market mutual funds with a fair value of $10,268,230 were measured using observable prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition.

4. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. At December 31, 2020, the note has a balance of $256,529,254. The note accrues interest at a variable rate of One Month US Dollar LIBOR plus 0.1 percent, which was 0.25% at December 31, 2020. The note is recorded at cost, which approximates fair value. The note, including accrued interest, is due and payable on demand. During 2020, the Company earned interest of $1,683,869 on the note, which is included in interest income on the statement of income.

4. Related-Party Transactions (continued)

Under an expense sharing agreement between the Company and Aon Corporation, certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not incurred by the Company in the accompanying statement of income.

The Company is party to a distribution agreement with Townsend Holdings LLC, a Delaware limited liability company, whereby representatives of the Company are authorized to market and solicit investment in affiliated funds to institutional and accredited investors.

Beginning in 2020, the Company implemented sharing agreements with Aon Solutions Ireland Ltd and Aon Securities Limited. The service contributions made by each affiliate supporting certain securities transactions are subject to these agreements. Based on the affiliate's level of participation in the subject transaction, a determined percentage of revenue earned by the Company will be shared with each affiliate. In 2020, pursuant to these agreements, a total of $1,500,746 was recorded to Commission expense on the Statement of Income. At December 31, 2020, a total of $612,440 was reported as payable to affiliates for an amount due to Aon Securities Limited.

Other payables to affiliates arise when insurance commissions due to an affiliate are initially incurred by the Company. Such amounts are generally settled on a quarterly basis. Intercompany receivables and payables with the same affiliate are presented on a net basis. The amount of $776 is reported as a payable to affiliates at December 31, 2020.

5. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2020, net capital was $10,397,840, which was $10,297,840 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.06 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

6. Other Matters

The Company is a party to various administrative proceedings, legal actions and claims. Based on investigations to date and advice from legal counsel, the Company believes that any such legal actions are without merit. While the ultimate results of any such proceedings against the Company cannot be predicted with certainty, the Company believes that the resolution of any of these matters will not have a material adverse effect on its financial position or results of operations.

7. Subsequent Events

In February 2021, the Company paid $612,440 to Aon Securities Limited as settlement for the balance owed and reported as payable to affiliates as of December 31, 2020.

The Company has evaluated subsequent events through February 24, 2021, the date these financial statements were issued, with no other events noted that would require recognition or disclosure in the financial statements.